

June 29, 2010

<u>Via U.S. Mail</u>

William G. Forhan
Chief Executive Officer
Ballroom Dance Fitness, Inc.
9000 Burma Road, Suite 104
Palm Beach Gardens, Florida 33403

> **Re:** **Ballroom Dance Fitness, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 2, 2010**
> **File No. 333-167249**

Dear Mr. Forhan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. It appears from your current disclosure that you have not taken any concrete steps to implement your business plan, and therefore may be a "blank check" company under Section (a)(2) of Rule 419 of the Securities Act of 1933. We note for example, that since the inception of your business you have not generated any revenues, you do not appear to have a concrete plan to produce your planned video or license any instructors or to otherwise produce or sell your proposed products or services, and you have no concrete plan of how you will finance your proposed business. In addition, you do not appear to have any dedicated full-time or part-time employees and, although you have presented a plan of operation, your website does not appear operational, and you appear not to have any other method or reaching potential customers. We also note that your

stock is likely to be penny stock. Please tell us why you do not believe that you are a blank check company. Alternatively, revise the registration statement to disclose that you are a blank check company and that any future offerings of your securities would need to comply with Rule 419.

2.   To the extent you are a blank check company, please revise the document to clearly state that holders of your common stock may not rely on Rule 144 of the Securities Act of 1933 and must register any re-sales of your common stock under the Securities Act of 1933. See the letter dated January 21, 2000 to Ken Worm, Assistant Director of OTC Compliance Unit, NASD Regulation, Inc., from Richard Wulff, Chief, Office of Small Business.

3.   If you believe you are not a blank check company, please revise your registration statement throughout to give an accurate representation of the company as of the date of effectiveness. Throughout the filing, you discuss the company's expectations or speak as if certain anticipated products and services currently exist, but such disclosure does not provide investors with the company's actual status. For example, your discussions about video production and your intention to "launch infomercials" and enter into "marketing alliances with related companies" should be preceded with the status of the company in accomplishing these goals.

4.   Revise throughout to remove references to Zumba and its history and commercial success since it does not appear to be produced or licensed by you.

5.   Delete terms such as "explosive," "intense," "enthusiasm," "fun," and "confidence" from the registration statement as such terms are unsubstantiable and do not assist investors in understanding your business.

6.   Please revise to put amounts in parentheses whenever you quantify losses in the filing. For example, refer to amounts disclosed in the second risk factor on page 8.

Prospectus Cover Page, page 3

7.   Please revise the fifth sentence of your first paragraph to indicate, as you have elsewhere, that there can be no assurance that all or any of the shares offered will be subscribed.

8.   Please state, if true, at an appropriate place on the cover that all subscription agreements and checks are irrevocable and that funds will only be returned upon rejection of a subscription. Make a similar revision to the Offering Summary section on page 7.

Summary, page 5

9.   Disclose in one of the initial paragraphs your assets and net loss for the most recent

audited period and interim stub. Please also disclose here and in the second risk factor on page 8 management's opinion that available funds will not satisfy your cash needs for the next 12 months and the fact that your auditor has expressed its doubt as to the company's ability to continue as a going concern.

Management Team, page 5

10. Revise the biographical information about William Forhan to remove qualitative statements about his or his companies' success since they are not subject to substantiation and do not reflect your ability to succeed.

Principal Executive Offices, page 6

11. Please revise this section to include your complete mailing address.

Risk Factors, page 8

12. Please include a risk factor addressing the fact that no member of management is or will be required to work on a full time basis and how this may affect the success of your business.

13. Please include a risk factor related to the fact that there is no minimum offering necessary before investor funds are released to the company and that, if less than 50% of the proceeds are achieved, all investors should expect to lose their entire investment.

Risks Related to Our Business, page 8

14. Revise to remove references in the last sentence under this heading to general risks enumerated elsewhere in the prospectus. The risk factors section must disclose all known material risks.

15. Revise the first two risk factors on page 9 to quantify or provide an estimate of the dollar amounts involved.

If we are unable to manage our growth, page 12

16. It is not clear from the remaining disclosure in your document why you "expect to experience a period of rapid growth." Revise this sentence and the remainder of this risk factor to make it more relevant to your present business. We note in this regard a reference to existing customers, of which you appear to have none.

The failure to comply with the internal control evaluation, page 14

17. Please revise this risk factor to quantify, to the extent possible, the additional costs of

being a public company.

You will experience immediate dilution, page 15

18. Please expand this discussion to address the dilution risk to investors in any subsequent offerings. In addition, cross reference your dilution discussion on page 21.

Industry Background, page 16

19. Revise here and throughout to completely remove references to and descriptions of celebrities and third party products, services and programs, including, but not limited to, *Dancing with the Stars*, *Strictly Come Dancing*, Jane Fonda, Richard Simmons, and Jazzersize. These persons, products and services bear no relationship to your results or prospects and are not appropriate for a disclosure document.

Growth Strategy, Objectives, page 17

20. Revise significantly to explain in detail how and when you expect to generate revenue. Your discussion should address (1) your expected sources of capital and any expected obstacles you may face in obtaining capital, (2) the expected timetable for producing your video, including where you intend to shoot the video and what on-screen and off-screen resources you will use, (3) how you plan to produce your infomercials and what they will promote, and (4) and your expected pricing structure.

21. You disclose that you have accomplished your first objective – to "develop" a website to tell about the company. It appears this website is not functioning at this time. Please revise your statement with regard to your website to clarify, or advise.

22. You have presented first and second objectives separate from your near-term and long-term objectives although they are not mutually exclusive. Please revise to combine your objectives as appropriate to give investors a clearer picture of your goals and timeframes for achieving them.

23. It is unclear why you list taking your business public and being listed on the OTCBB as a long-term objective considering that the effectiveness of this registration statement will make you a "public" company and, as stated on page 21, your aim is have a broker-dealer apply to have your stock listed on the OTCBB upon the effective date of this filing. Please revise or advise.

The Marketplace, page 18

24. Revise to provide sources for all data and to update where possible. We note in this regard one source from October 2008. For any sources that are not generally publicly available for no or a nominal fee, file an expert consent pursuant to Rule 436 of the

Securities Act of 1933.

25. In addition, delete any qualitative statements or indicate that they represent management's belief. We note in this regard your statement that ballroom dancing is on the rise.

Competition and Competitive Advantages, page 19

26. Revise to provide a realistic picture of the competitive landscape and your anticipated position in it. Discuss challenges you may face in attempting to enter the industry and clarify that you are unlikely to compete with nationally recognized fitness instruction in the near future.

27. Please revise your discussion of fitness clubs to make its relevance to your existing or anticipated products and services more clear or remove it.

Competitive Advantages, page 20

28. All the information under this heading is anticipatory in nature as you have not done any of the things described. As such, none of this represents a present advantage to you and should be removed.

Use of Proceeds, page 20

29. We do not understand why an infomercial about your video would take priority over actual production of the video as is suggested from your chart. What do you intend to do if you do not raise sufficient funds to produce the video? Please revise or advise.

30. We note your statement on the prospectus cover that the net proceeds from the sale of 50 percent of the shares will sustain your operations for a period of 12 months. Please revise your chart to show the use of proceeds at that level and at a 25 percent and 75 percent subscription levels also.

31. We also note that the development and maintenance of a commercial website appears to be an integral part of your business plan. Please revise your chart to break out the amount of proceeds to be appropriated to website development and maintenance.

Dilution, page 21

32. Please revise your disclosure to show total net tangible book value assuming all six million shares offered are sold. In addition, please explain to us how you calculated the net tangible book value per share after the offering of $0.111.

Plan of Distribution, page 22

33. Please revise (B) of part d. to state, if true, that your officers and directors are <u>not</u> brokers or dealers or associated persons.

Directors, Executive Officers, Promoters and Control Persons, page 23

34. Limit your descriptions to that which is required by Item 401(e) of Regulation S-K, both in terms of time periods covered and substance of the descriptions. Eliminate descriptions not required by the item such as the statement that Sean Forhan "on average added about 200 to 300 accounts per month" and "strives for financing to pay for video productions and implement the business plan."

Employment Agreements, page 25

35. Please revise to clarify whether you anticipate paying your directors and officers from the proceeds from this offering.

Security Ownership of Certain Beneficial Owners and Management, page 26

36. We note that the number of shares attributed to York & Kassing, Inc. does not correspond with the percentage given. Please advise or revise.

37. Please revise to include the mailing or residence address of your executive officers.

Management's Discussion and Analysis, page 29

38. The introductory paragraph refers the reader to the "Selected Historical Financial Data." However, it does not appear you have provided this section within the document. Please revise to include this section or remove the reference.

39. Based on your financial statements, it appears that you have had some operations during the periods since inception. Please revise to discuss these results, including the source(s) of revenues generated, whether you have any recurring revenue sources, expenses generated including cost of goods and operating expenses, and any known trends for future periods.

40. In this regard, please revise your disclosure to clarify precisely the development stage you are in, including whether you have begun production of any fitness DVDs or any steps you have taken toward implementing your business plan.

Proposed Milestones, page 30

41. You state that in the second quarter of 2010, you anticipate building a consumer website

for your business. However, on page 17 you appear to state that this objective has been accomplished. Please tell us the status of this goal and revise your document for consistency.

Liquidity and Capital Resources, page 30

42. You state that 50 percent of the proceeds from this offering will sustain your operations for 12 months. However, based on your current financial results, it appears it would require significantly less than that amount to sustain your operations at their present capacity. Please revise your disclosure to clarify this statement, including an explanation of any anticipated changes to the amount necessary to sustain your operations, as specifically as possible.

43. Please revise to specifically state whether the CEO's agreement to fund operations is in writing.

Critical Accounting Policies

Revenue Recognition, page 31

44. You explain that you may enter into agreements with customers that involve the delivery of more than one product or service, requiring the recognition of revenue in separate units of accounting. Please explain to us in detail the types of transactions you anticipate may require this type of revenue recognition policy, as it is not evident from the description of your business that you have provided.

Financial Statements, page 35

45. On page 3, you state that the company is in the development stage. However, you have not presented development stage financial statements in accordance with ASC 915-10. Please revise or advise.

Report of Independent Registered Public Accounting Firm, page 36

46. Please advise your independent accountants to revise the signature on their audit opinion to reflect the city and state where the opinion was issued. Reference is made to Rule 2-02(a) of Regulation S-X. The consent should be similarly revised.

47. The titles of the financial statements identified in the scope paragraph should be consistent with the titles of the historical financial statements. Specifically, we refer to the Statement of Shareholders' Equity on page 40. Please revise, as appropriate.

Note 1: Summary of Significant Accounting Principles

Basis of accounting, page 41

48. You state you have prepared the financial statements pursuant to the rules and regulations of the Securities and Exchange Commission. However, the opinion of the independent accountant on page 36 states that the financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. Please revise your disclosure to clarify, if true, that both representations are accurate.

49. Further, you state that certain information and footnote disclosures normally included in the financial statements have been omitted. Generally, we would expect to see such a disclosure only when unaudited quarterly financial statements are being presented. However, it appears you are presenting audited financial statements for all periods shown. Therefore, this disclosure is not appropriate. Please explain to us the nature of the disclosures which have been omitted or revise your disclosures to include all information and disclosures required in audited financial statements and notes.

Note 3: Income Taxes, page 43

50. Your disclosure states that the statute of limitations for review of your tax position by a taxing authority is still open on years 2006 and subsequent. However, page 41 states that you commenced operations in 2009. Please reconcile these two statements and revise for clarity and consistency.

Note 4: Stock Based Compensation, page 43

51. Please revise your disclosure to make appropriate reference to the Accounting Standards Codification. In this regard, please note that employee and non-employee share-based transactions are addressed in separate sections of the code.

Note 5: Loans from Shareholders, page 43

52. Please revise to correct the typographical error within the March date cited in your disclosure.

Note 6: Stockholders' Equity

53. Please reconcile the disclosures described in the Statement of Shareholders' Equity with the information in the filing. For example, please clarify where the sale of 5000 shares for cash appears in the above referenced statement and where it appears in the Statement of Cash Flows. In addition, we note the issuance of 8 million founders' shares for services in the related party disclosures on page 32. Please reconcile those

issuances to the founder's stock issued in fiscal 2009 as presented in the Statement of Shareholders' Equity. We may have further comments upon review of your response.

54. In this regard, please note that development stage companies should separately disclose and quantify each issuance of securities in the Statement of Shareholders' Equity. Please revise or advise as appropriate.

Note 7: Recent Accounting Pronouncements, page 43

55. It was noted that you cite the specific adoption of certain accounting pronouncements which went into effect prior to the date the company commenced operations. At the time you commenced operations and chose to adopt the accounting principles generally accepted in the United States, it is assumed that you adopted all such principles in effect at that point. Therefore, please revise this disclosure to address only those accounting pronouncements which the company has adopted since the commencement of operations.

Recent Sales of Unregistered Securities, page II-1

56. Please revise to state briefly the facts relied upon in claiming exemption from registration under the Securities Act for each issuance and sale of securities disclosed.

57. We note disclosure in the filing that you currently have 11,113,750 shares of common stock issued and outstanding. However, the sum of the securities disclosed here total 9,108,750. Please advise.

58. Please reconcile the sales of unregistered securities described herein with the issued shares shown on the statement of shareholders' equity on page 40 for all periods.

Signatures, Page II-5

59. Please include the signature of the person acting as the controller or principal accounting officer and that of your second director.

Exhibit 5.1

60. Please revise the language "the date of authorization and valid execution and delivery of all documents" to exclude the company.

Other

61. Please consider the updating requirements for your financial statements and related consents in accordance with Article 8-08 of Regulation S-X and Item 601(b)(23) of Regulation S-K, respectively, on an ongoing basis.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Tarik Gause at (202) 551-3528 or, in his absence, me at (202) 551-3412with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: Virginia K. Sourlis, Esq
       The Sourlis Law Firm
       (732) 530-9008 *(facsimile)*